EXHIBIT 13.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on November 15, 2000

                           CRUSADE MANAGEMENT LIMITED,
                           --------------------------
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
           ---------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]                 Form 40-F   [_]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]                     No   [X]


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

OTHER EVENTS

         On the Quarterly Payment Date falling on November 15, 2000, AXA Trustee Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                          Crusade Management Limited,
                                            as Trust Manager for the
                                            Crusade Global Trust No. 1 of 1999,
                                            ------------------------------------
                                            (Registrant)



Dated: November __, 2000                  By:  /s/  Roger Desmarchelier
                                              ----------------------------------
                                          Name:  Roger Desmarchelier
                                          Title: Executive Manager

EXHIBIT INDEX


Exhibit                     Description
-------                     -----------
99.1           The Noteholders Report for the Quarterly Payment Date on
               November 15, 2000

                               NOTEHOLDERS REPORT
                       CRUSADE GLOBAL TRUST No. 1 of 1999
               Quarterly Payment Date falling on November 15, 2000


BOND INFORMATION IN US$


                                                  Interest   Interest         Principal        Charge
               FV Outstanding      Bond Factor    Rate       Payments         Distributions    Offs
--------------------------------   ------------   --------   --------------   --------------   -------

Class A1                   $0.00   0.000000%      6.93000%   $924,466.27      $52,200,241.15   $0.00
Notes

Class A2         $567,032,647.74   99.654244%     7.01000%   $10,193,318.89   $1,967,352.26    $0.00
Notes

Class A3         $125,000,000.00   100.000000%    7.10000%   $2,268,055.56    $0.00            $0.00
Notes


PRINCIPAL COLLECTIONS INFORMATION IN AUD

        Scheduled Principal Payments:                $9,275,126.10
      Unscheduled Principal Payments:               $80,011,159.10
                             Redraws:               ($5,815,567.84)
                                             ---------------------
               Principal Collections:               $83,591,965.15
               Principal Charge Offs:                        $0.00
                      Principal Draw:                        $0.00
                                             ---------------------
                 Available Principal:               $83,591,965.15
                                             ---------------------
               Principal Distributed:               $83,591,965.15
                  Principal Retained:                        $0.00
                                             ---------------------



TOTAL AVAILABLE FUNDS IN AUD

                     Available Income:             $24,072,461.59
                       Principal Draw:                      $0.00
                       Liquidity Draw:
                                                   --------------
                                                            $0.00
                                                   --------------
                Total Available Funds:             $24,072,461.59



                                      Exh-1

REDRAW/LIQUIDITY UTILIZATION


                     Redraw Shortfall:            $0.00
         Redraw Carryover Charge Offs:            $0.00
                       Liquidity Draw:            $0.00
                  Liquidity Shortfall:            $0.00


ARREARS INFORMATION

                                          % of pool (by number)
                                          ---------------------
                         31 - 59 days:            0.59%
                         60 - 89 days:            0.14%
                             90+ days:            0.10%
                             Defaults:              3
                               Losses:            Nil


PAYMENT INFORMATION (CPR)

                             Oct-00          Sep-00          Aug-00
           1 mth CPR:        20.46%          23.14%          26.26%


POOL INFORMATION IN AUD


       Outstanding Principal of Fixed Rate Housing Loans:     $276,241,347.73
Outstanding Principal of the Variable Rate Housing Loans:     $801,118,490.29
                                         Number of Loans:              11,897
                            Weighted Average Current LVR:              57.34%
                                       Average Loan Size:             $90,557
                              Weighted Average Seasoning:          42.17 mths
                                Average Term to Maturity:            245 mths




                                      Exh-2